UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 03, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Amec Foster Wheeler announces today that it has been awarded aone-year £125 million Engineering, Procurement and Construction (EPC) contract by BP to build a new refrigeration plant that will maintain efficient operations across the Forties Pipeline System.

The contract is for BP's Refrigerated Liquid Petroleum Gas (RLPG) site in Grangemouth, Scotland. It is part of the company's Kinneil Liquid Petroleum Gas (KLPG) Chilldown Project.

The contract was awarded under Amec Foster Wheeler's global agreement with BP to provide it with engineering and project management services for the development of onshore facilities around the world. For the Chilldown Project, Amec Foster Wheeler will provide engineering, installation, project, construction and supply chain management services. qedi, Amec Foster Wheeler's completions and commissioning specialist, will provide commissioning support.

The RLPG Plant currently operates with R22, a colourless, refrigerant gas. EU legislation requires the replacement of R22 and Amec Foster Wheeler provided the conceptual design study identifying R410a as a suitable more environmentally friendly and efficient replacement refrigerant. Without RLPG refrigeration, the Forties Pipeline System would be unable to operate at current operational levels.

John Pearson, Group President Northern Europe & CIS, said: "We're delighted to be supporting BP with this important contract which is vital for maintaining North Sea operations. This contract is a great example of how we are using our leading brownfield and onshore engineering experience and expertise to deliver the best solution for our client. We have been working with BP at Grangemouth since the 1970s and look forward to providing them with continued safe and efficient operations."

Contacts:

Amec Foster Wheeler plc	Julian Walker (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Notes to editors

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 annualised scope revenues of £5.5 billion and over 40,000 people in more than 55 countries, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 March 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary